Exhibit 99.2
Royal Dutch Shell plc
Three and six month periods ended June 30, 2021
Unaudited Condensed Interim Financial Report

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ROYAL DUTCH SHELL PLC 2ND QUARTER 2021 AND HALF YEAR UNAUDITED RESULTS

SUMMARY OF UNAUDITED RESULTS

Quarters				$ million		Half year
Q2 2021	Q1 2021	Q2 2020	%¹		Reference	2021	2020	%
3,428	5,660	(18,131)	-39	Income/(loss) attributable to shareholders		9,087	(18,155)	+150
2,634	4,345	(18,377)	-39	CCS earnings attributable to shareholders	Note 2	6,980	(15,620)	+145
5,534	3,234	638	+71	Adjusted Earnings²	A	8,768	3,498	+151
13,507	11,490	8,491		Adjusted EBITDA (CCS basis)	A	24,997	20,031
12,617	8,294	2,563	+52	Cash flow from operating activities		20,910	17,415	+20
(2,946)	(590)	(2,320)		Cash flow from investing activities		(3,535)	(5,039)
9,671	7,704	243		Free cash flow	G	17,375	12,376
4,383	3,974	3,617		Cash capital expenditure	C	8,357	8,587
8,470	9,436	8,423	-10	Operating expenses	F	17,905	17,042	+5
8,505	8,724	7,504	-3	Underlying operating expenses	F	17,228	16,105	+7
3.2%	(4.7)%	(2.9)%		ROACE (Net income basis)	D	3.2%	(2.9)%
4.9%	3.0%	5.3%		ROACE on an Adjusted Earnings plus Non-controlling interest (NCI) basis	D	4.9%	5.3%
65,735	71,252	77,843		Net debt	E	65,735	77,843
27.7%	29.9%	32.7%		Gearing	E	27.7%	32.7%
3,254	3,489	3,379	-7	Total production available for sale (thousand boe/d)		3,371	3,549	-5
0.44	0.73	(2.33)	-40	Basic earnings per share ($)		1.17	(2.33)	+150
0.71	0.42	0.08	+69	Adjusted Earnings per share ($)	B	1.13	0.45	+151
0.24	0.1735	0.16	+38	Dividend per share ($)		0.4135	0.32	+29
1.     Q2 on Q1 change.
2.     Adjusted Earnings is defined as income/(loss) attributable to shareholders plus cost of supplies adjustment (see Note 2) and excluding identified items (see Reference A).
Second quarter 2021 income attributable to Royal Dutch Shell plc shareholders was $3.4 billion, which included post-tax impairment charges of $1.8 billion and charges of $1.2 billion due to the fair value accounting of commodity derivatives.

Adjusted Earnings for the quarter were $5.5 billion. Cost of supplies adjustment attributable to Royal Dutch Shell plc shareholders for the second quarter 2021 was negative $0.8 billion.

Cash flow from operating activities for the second quarter 2021 was $12.6 billion, which included negative working capital movements of $1.6 billion. Cash flow from investing activities for the quarter was an outflow of $2.9 billion, mainly driven by capital expenditure and partly offset by proceeds from sale of property, plant and equipment and businesses.

Compared with the first quarter 2021, current quarter Adjusted Earnings reflected higher realised oil prices, one-off favourable tax impacts, higher marketing margins and lower operating expenses. This was partly offset by lower contributions from trading and optimisation.

At the end of the second quarter 2021, net debt was $65.7 billion, compared with $71.3 billion at the end of the first quarter 2021, mainly driven by free cash flow generation in the quarter. Gearing was 27.7% at the end of the second quarter 2021, compared with 29.9% at the end of the first quarter 2021, mainly driven by net debt reduction and improved earnings.
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Dividends declared to Royal Dutch Shell plc shareholders for the quarter amount to $0.24 per share. Share buybacks of $2 billion launched today which is targeted to be completed by the end of 2021.

This announcement, together with supplementary financial and operational disclosure and a separate press release for this quarter, is available at www.shell.com/investors1.

1.Not incorporated by reference.
SECOND QUARTER 2021 PORTFOLIO DEVELOPMENTS
Integrated Gas
In June 2021, the New Jersey Board of Public Utilities issued an order giving Atlantic Shores Offshore Wind (Atlantic Shores), the 50-50 joint venture between EDF Renewables North America and Shell New Energies US LLC (Shell), the right to provide clean offshore wind energy to power the state of New Jersey. Through a rigorous bid and selection process, Atlantic Shores won the rights to provide 1.5 gigawatts (GW) of renewable offshore energy, which is enough energy to power over 700,000 homes.

In July 2021, Shell Gas & Power Developments BV (Shell) and T-Systems International GmbH (T-Systems), Deutsche Telekom's corporate customers arm, have signed a memorandum of understanding (MOU) to advance digital innovation as both companies accelerate their transitions to net-zero emissions. The MOU builds on an existing technological relationship between Shell and T-Systems. Under the terms of the agreement the two companies will pursue the net-zero goals of both companies, their supply chains and customers; collaborate on innovations and services to accelerate Shell’s digital transformation; and work together to identify opportunities to co-invest and participate in new business models focused on the decarbonisation of society.

In July 2021, Shell Trinidad and Tobago (through BG International, a subsidiary of Royal Dutch Shell plc) announced that production has started on Block 5C in the East Coast Marine Area (ECMA) in Trinidad and Tobago. This marks a significant milestone in the delivery of gas both domestically and internationally through Atlantic LNG, where Shell's equity in the Atlantic plant ranges from 46% to 57.5% in each of the four trains at the facility.
Upstream
In May 2021, Shell Petroleum N.V. signed an agreement with Malampaya Energy XP Pte Ltd (a subsidiary of Udenna Corporation) for the sale of its 100% shareholding in Shell Philippines Exploration B.V. (SPEX). SPEX holds a 45% operating interest in Service Contract 38 (SC38), which includes the producing Malampaya gas field. The base consideration for the sale is $380 million, with additional payments of up to $80 million between 2022 to 2024 contingent on asset performance and commodity prices. Subject to partner and regulatory approval, the transaction is targeted to complete by the end of 2021.

In July 2021, Shell Offshore Inc. announced the final investment decision for Whale, a deep-water development in the US Gulf of Mexico that features a 99% replicated hull and an 80% replication of the topsides from the Vito project.

Oil Products
In May 2021, Shell Oil Company reached an agreement for the sale of its interest in Deer Park Refining Limited Partnership, a 50-50 joint venture between Shell Oil Company and P.M.I. Norteamerica, S.A. De C.V. (a subsidiary of Petroleos Mexicanos, or Pemex). The transaction will transfer Shell’s interest in the partnership, and therefore full ownership of the refinery, to Pemex, subject to regulatory approvals. The transaction is expected to complete by the end of 2021. Shell Chemical L.P. will continue to operate its 100% owned Deer Park Chemicals facility located adjacent to the site.

In July 2021, Shell announced the start-up of Europe's largest polymer electrolyte membrane hydrogen electrolyser at its Energy and Chemicals Park Rheinland, producing green hydrogen. The project, backed by a European consortium, will accelerate hydrogen production and contribute to Europe’s goal to achieve climate neutrality. As part of the Refhyne European consortium and with European Commission funding through the Fuel Cells and Hydrogen Joint Undertaking, the fully operational plant is the first to use this technology at such a large scale in a refinery.

In July 2021, Shell Deutschland reached an agreement with Alcmene GmbH (part of the Liwathon Group) for the sale of its non-operated 37.5% shareholding in the Germany PCK Schwedt Refinery. The transaction is expected to close in the second half of 2021, subject to partner rights and regulatory approval.

The agreements for the sale of interests in Deer Park Refining Limited Partnership, the PCK Schwedt Refinery, Puget Sound Refinery and the Mobile Refinery (Chemicals), as well as completion of the sale of the Fredericia Refinery, reflect ongoing portfolio management activities as part of the Powering Progress strategy.
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PERFORMANCE BY SEGMENT
INTEGRATED GAS

Quarters				$ million		Half year
Q2 2021	Q1 2021	Q2 2020	%¹		Reference	2021	2020	%
422	2,527	(7,959)	-83	Segment earnings		2,949	(6,147)	+148
(1,187)	1,112	(8,321)		Of which: Identified items	A	(75)	(8,652)
1,609	1,415	362	+14	Adjusted Earnings	A	3,025	2,506	+21
3,364	3,206	2,767		Adjusted EBITDA (CCS basis)	A	6,571	6,650
3,761	2,491	2,663	+51	Cash flow from operating activities		6,252	6,649	-6
4,350	3,653	2,871	+19	Cash flow from operating activities excluding working capital movements	H	8,003	6,224	+29
880	1,015	736		Cash capital expenditure	C	1,895	1,618
162	170	151	-5	Liquids production available for sale (thousand b/d)		166	157	+6
4,502	4,621	4,369	-3	Natural gas production available for sale (million scf/d)		4,561	4,482	+2
938	967	904	-3	Total production available for sale (thousand boe/d)		952	930	+2
7.49	8.16	8.36	-8	LNG liquefaction volumes (million tonnes)		15.65	17.23	-9
15.92	16.38	17.38	-3	LNG sales volumes (million tonnes)[2]		32.30	37.10	-13
1.     Q2 on Q1 change.
2.    Prior period comparatives have been revised, and had been previously reported as Q1 2021: 15.80 million tonnes, Q2 2020: 16.65 million tonnes and half year 2020: 35.65 million tonnes.

Second quarter segment earnings were $422 million. This included losses of $781 million due to the fair value accounting of commodity derivatives and post-tax impairment charges of $494 million (see Note 7). These losses are part of identified items (see Reference A). Adjusted Earnings for the quarter were $1,609 million.

Cash flow from operating activities for the quarter was $3,761 million, primarily driven by Adjusted Earnings before non-cash expenses including depreciation, as well as cash inflows from commodity derivatives in gas and power trading. This was partly offset by negative working capital movements.

Compared with the first quarter 2021, Integrated Gas Adjusted Earnings primarily reflected higher realised prices for LNG, oil and gas, lower comparative operating expenses due to credit provisions in the first quarter 2021 and favourable deferred tax movements. This was partly offset by lower contributions from trading and optimisation.

Compared with the first quarter 2021, total oil and gas production decreased by 3% mainly due to higher maintenance activities and field decline, partly offset by production sharing contract effects. LNG liquefaction volumes decreased by 8% due to higher maintenance activities and feedgas constraints.

Half year segment earnings were $2,949 million. This included gains on sale of assets of $1,097 million offset by post-tax impairment charges of $586 million and losses of $518 million due to the fair value accounting of commodity derivatives. These gains and losses are part of identified items (see Reference A). Adjusted Earnings for the half year were $3,025 million.

Cash flow from operating activities for the half year was $6,252 million, primarily driven by Adjusted Earnings before non-cash expenses including depreciation, as well as cash inflows from commodity derivatives. This was partly offset by negative working capital movements.

Compared with the first half 2020, Integrated Gas Adjusted Earnings primarily reflected higher realised prices for oil, gas and LNG as well as favourable deferred tax movements. This was partly offset by lower contributions from trading and optimisation as well as higher operating expenses related to credit provisions.

Compared with the first half 2020, total oil and gas production increased by 2% mainly due to the restart of production at the Prelude floating LNG operations in Australia, increased demand, new fields, production sharing contract effects and lower
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maintenance activities. LNG liquefaction volumes decreased by 9% due to feedgas constraints and higher maintenance activities, partly offset by the restart of production at the Prelude floating LNG operations in Australia.

UPSTREAM

Quarters				$ million		Half year
Q2 2021	Q1 2021	Q2 2020	%¹		Reference	2021	2020	%
2,415	1,096	(6,721)	+120	Segment earnings		3,511	(7,584)	+146
(53)	133	(5,209)		Of which: Identified items	A	80	(6,364)
2,469	963	(1,512)	+156	Adjusted Earnings	A	3,432	(1,220)	+381
6,714	5,387	1,674		Adjusted EBITDA (CCS basis)	A	12,100	6,510
5,056	4,108	319	+23	Cash flow from operating activities		9,163	5,926	+55
5,444	4,702	548	+16	Cash flow from operating activities excluding working capital movements	H	10,146	4,265	+138
1,696	1,534	1,876		Cash capital expenditure	C	3,229	4,397
1,558	1,579	1,609	-1	Liquids production available for sale (thousand b/d)		1,568	1,670	-6
4,082	5,126	4,673	-20	Natural gas production available for sale (million scf/d)		4,601	5,176	-11
2,262	2,462	2,415	-8	Total production available for sale (thousand boe/d)		2,362	2,562	-8
1.    Q2 on Q1 change.

Second quarter segment earnings were $2,415 million. This included a net charge of $164 million related to the sale of assets, losses of $129 million due to the fair value accounting of commodity derivatives and post-tax impairment charges of $91 million, partly offset by a gain of $325 million related to the impact of the strengthening Brazilian real on a deferred tax position. These net losses are part of identified items (see Reference A). Adjusted Earnings were $2,469 million.

Cash flow from operating activities for the quarter was $5,056 million, primarily driven by Adjusted Earnings before non-cash expenses including depreciation, partly offset by negative working capital movements.

Compared with the first quarter 2021, Upstream Adjusted Earnings reflected higher realised oil prices, and the one-off release of a tax provision in Nigeria of $628 million.

Compared with the first quarter 2021, total production decreased by 8%, mainly due to unfavourable seasonal effects and higher maintenance activities.

Half year segment earnings were $3,511 million. This included a net gain of $247 million related to the sale of assets, and losses of $197 million due to the fair value accounting of commodity derivatives. These net gains are part of identified items (see Reference A). Adjusted Earnings were $3,432 million.

Cash flow from operating activities for the half year was $9,163 million, primarily driven by Adjusted Earnings before non-cash expenses including depreciation, partly offset by negative working capital movements.

Compared with the first half 2020, Upstream Adjusted Earnings reflected higher realised oil and gas prices, the one-off release of a tax provision in Nigeria and lower depreciation.

Compared with the first half 2020, total production decreased by 8%, mainly due to higher maintenance activities and the impact of divestments.

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OIL PRODUCTS

Quarters				$ million		Half year
Q2 2021	Q1 2021	Q2 2020	%¹		Reference	2021	2020	%
33	650	(3,023)	-95	Segment earnings²		682	(811)	+184
(1,267)	(227)	(5,433)		Of which: Identified items	A	(1,494)	(4,585)
1,299	877	2,411	+48	Adjusted Earnings²	A	2,176	3,774	-42
				Of which:
112	(105)	1,500	+207	Refining & Trading³		7	1,658	-100
1,187	982	911	+21	Marketing³		2,169	2,116	+3
2,608	2,112	3,747		Adjusted EBITDA (CCS basis)	A	4,720	6,614
				Of which:
676	467	2,267		Refining & Trading³		1,143	3,197
1,932	1,646	1,479		Marketing³		3,577	3,417
2,213	893	(362)	+148	Cash flow from operating activities		3,106	4,516	-31
3,365	3,313	2,430	+2	Cash flow from operating activities excluding working capital movements	H	6,678	2,783	+140
882	668	606		Cash capital expenditure	C	1,550	1,186
1,833	1,751	1,944	+5	Refinery processing intake (thousand b/d)		1,792	2,170	-17
4,552	4,164	4,041	+9	Oil Products sales volumes (thousand b/d)		4,359	4,659	-6
1.    Q2 on Q1 change.
2.    Earnings are presented on a CCS basis (see Note 2).
3.    With effect from Q1 2021, changes are made in the cost and activity allocation between Marketing and Refining & Trading. This resulted in a net Q2 2021 charge of $45 million (half year 2021: $219 million) to Refining & Trading, with an offsetting amount in Marketing. This change does not impact consolidated Oil Products Adjusted Earnings.

Second quarter segment earnings were $33 million. This included post-tax impairment charges of $1,021 million, mainly related to refining assets classified as held for sale in the USA, and losses of $275 million due to the fair value accounting of commodity derivatives. These net losses are part of identified items (see Reference A). Adjusted Earnings were $1,299 million.

Cash flow from operating activities for the second quarter 2021 was $2,213 million, primarily driven by Adjusted Earnings before non-cash expenses including depreciation and cost-of-sales adjustments, partly offset by negative working capital movements and cash outflows for commodity derivatives.

Compared with the first quarter 2021, Oil Products Adjusted Earnings reflected higher Retail margins, and higher contributions from trading and optimisation, partly offset by higher operating expenses driven by recovery in sales volumes.

Oil Products sales volumes increased due to higher demand and favourable seasonal effects.

▪Refining & Trading Adjusted Earnings reflected higher realised refining margins (while Refining Adjusted Earnings still being negative), higher contributions from trading and optimisation and lower depreciation.
▪Marketing Adjusted Earnings reflected higher Retail margins partly offset by higher operating expenses driven by recovery in sales volumes.

Refinery utilisation was 76% compared with 72% in the first quarter 2021, with higher demand and lower unplanned downtime in the second quarter 2021.

Half year segment earnings were $682 million. This included post-tax impairment charges of $1,130 million, redundancy and restructuring costs of $244 million, and losses of $105 million due to the fair value accounting of commodity derivatives. These net losses are part of identified items (see Reference A). Adjusted Earnings were $2,176 million.

Cash flow from operating activities for the half year was $3,106 million, primarily driven by Adjusted Earnings before non-cash expenses including depreciation and cost-of-sales adjustments, partly offset by negative working capital movements and cash outflows for commodity derivatives.

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Compared with the first half 2020, Oil Products Adjusted Earnings reflected lower contributions from trading and optimisation, lower realised refining margins, and higher operating expenses. These were partly offset by higher marketing margins.

Oil Products sales volumes increased due to higher demand compared with the first half 2020.

▪Refining & Trading Adjusted Earnings reflected lower contributions from trading and optimisation, lower refining margins, and higher operating expenses. These were partly offset by higher Oil Sands margins and lower depreciation.
▪Marketing Adjusted Earnings reflected higher sales volumes in Lubricants and Retail, partly offset by higher operating expenses.

Refinery utilisation was 74% compared with 75% in the first half 2020, with higher planned and unplanned downtime in the first quarter 2021.

CHEMICALS

Quarters				$ million		Half year
Q2 2021	Q1 2021	Q2 2020	%¹		Reference	2021	2020	%
462	689	164	-33	Segment earnings²		1,152	311	+271
(208)	(41)	(41)		Of which: Identified items	A	(248)	(43)
670	730	206	-8	Adjusted Earnings²	A	1,400	354	+295
1,036	1,041	507		Adjusted EBITDA (CCS basis)	A	2,077	973
1,133	324	734	+249	Cash flow from operating activities		1,457	556	+162
1,225	1,045	304	+17	Cash flow from operating activities excluding working capital movements	H	2,270	492	+361
895	730	369		Cash capital expenditure	C	1,625	1,215
3,609	3,583	3,623	+1	Chemicals sales volumes (thousand tonnes)		7,192	7,494	-4
1.     Q2 on Q1 change.
2.    Earnings are presented on a CCS basis (see Note 2).

Second quarter segment earnings were $462 million. This included post-tax impairment charges of $180 million, which are part of identified items (see Reference A). Adjusted earnings were $670 million.

Cash flow from operating activities for the quarter was $1,133 million, primarily driven by Adjusted Earnings before non-cash expenses including depreciation, the timing impact of dividends from Joint Ventures and Associates, partly offset by negative working capital movements.

Compared with the first quarter 2021, Chemicals Adjusted Earnings reflected higher base chemicals margins, partly offset by lower intermediate margins, and higher operating expenses due to maintenance phasing.

Chemicals manufacturing plant utilisation was 82% compared with 79% in the first quarter 2021, due to lower unplanned downtime.

Half year segment earnings were $1,152 million. This included post-tax impairment charges of $208 million, which are part of identified items (see Reference A). Adjusted earnings were $1,400 million.

Cash flow from operating activities for the half year was $1,457 million, primarily driven by Adjusted Earnings before non-cash expenses including depreciation and cost-of-sales adjustments, partly offset by negative working capital movements.

Compared with the first half 2020, Chemicals Adjusted Earnings reflected higher realised margins in base chemicals and intermediates from a stronger price environment.

Chemicals manufacturing plant utilisation remained at 81% compared with the first half 2020.

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CORPORATE

Quarters			$ million		Half year
Q2 2021	Q1 2021	Q2 2020		Reference	2021	2020
(592)	(531)	(805)	Segment earnings		(1,124)	(1,258)
(193)	134	(9)	Of which: Identified items	A	(59)	526
(399)	(666)	(796)	Adjusted Earnings	A	(1,065)	(1,784)
(101)	(172)	(171)	Adjusted EBITDA (CCS basis)	A	(273)	(587)
454	478	(791)	Cash flow from operating activities		932	(232)
(208)	(30)	390	Cash flow from operating activities excluding working capital movements	H	(238)	151

Second quarter segment earnings were an expense of $592 million. This included a loss of $193 million from the deferred tax impact of the strengthening Brazilian real on financing positions, which is part of identified items (see Reference A). Adjusted Earnings were a net expense of $399 million.

Compared with the first quarter 2021, Adjusted Earnings reflected favourable movements in tax credits and favourable currency exchange rate effects, partly offset by higher net interest expense.

Half year segment earnings were an expense of $1,124 million. This included a loss of $59 million from the deferred tax impact of the strengthening Brazilian real on financing positions, which is part of identified items (see Reference A). Adjusted Earnings were a net expense of $1,065 million.

Compared with the first half 2020, Adjusted Earnings reflected favourable currency exchange rate effects, lower net interest expense and favourable movements in tax credits.

OUTLOOK FOR THE THIRD QUARTER 2021
As a result of the COVID-19 pandemic, there continues to be significant uncertainty surrounding how quickly macroeconomic conditions will recover, and the associated impacts on demand for oil, gas and related products. The third quarter 2021 outlook provides ranges for operational and financial metrics based on current expectations, but these are subject to change in the light of evolving market conditions. Due to demand or regulatory requirements and/or constraints in infrastructure, Shell may need to take measures to curtail or reduce oil and/or gas production, LNG liquefaction as well as utilisation of refining and chemicals plants and similarly sales volumes could be impacted. Such measures will likely have a variety of impacts on our operational and financial metrics.
Due to the impact of maintenance activities, Integrated Gas production is expected to be approximately 870 - 920 thousand boe/d and LNG liquefaction volumes are expected to be approximately 7.4 - 8.0 million tonnes.
Upstream production is expected to be approximately 2,100 - 2,250 thousand boe/d.
Refinery utilisation is expected to be approximately 73% - 81%.
Oil Products sales volumes are expected to be approximately 4,300 - 5,300 thousand b/d.
Chemicals manufacturing plant utilisation is expected to be approximately 77% - 85%.
Chemicals sales volumes are expected to be approximately 3,600 - 3,900 thousand tonnes.
Corporate Adjusted Earnings are expected to be a net expense of approximately $600 - $700 million in the third quarter 2021 and a net expense of approximately $2,300 - $2,600 million for the full year 2021. This excludes the impact of currency exchange rate effects.
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UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
CONSOLIDATED STATEMENT OF INCOME

Quarters			$ million	Half year
Q2 2021	Q1 2021	Q2 2020		2021	2020
60,515	55,665	32,504	Revenue¹	116,181	92,533
1,114	995	(161)	Share of profit of joint ventures and associates	2,108	693
134	2,455	148	Interest and other income²	2,590	224
61,764	59,115	32,491	Total revenue and other income	120,879	93,450
39,717	34,369	18,093	Purchases	74,086	61,306
5,162	6,808	5,822	Production and manufacturing expenses	11,970	11,803
3,107	2,462	2,370	Selling, distribution and administrative expenses	5,569	4,763
201	166	232	Research and development	366	475
332	285	723	Exploration	617	1,018
8,223	5,896	28,089	Depreciation, depletion and amortisation²	14,119	35,182
893	892	1,070	Interest expense	1,784	2,188
57,634	50,878	56,398	Total expenditure	108,512	116,735
4,130	8,237	(23,907)	Income/(loss) before taxation	12,367	(23,284)
571	2,453	(5,806)	Taxation charge/(credit)²	3,024	(5,160)
3,559	5,784	(18,101)	Income/(loss) for the period¹	9,343	(18,124)
131	124	30	Income/(loss) attributable to non-controlling interest	255	31
3,428	5,660	(18,131)	Income/(loss) attributable to Royal Dutch Shell plc shareholders	9,087	(18,155)
0.44	0.73	(2.33)	Basic earnings per share ($)³	1.17	(2.33)
0.44	0.72	(2.33)	Diluted earnings per share ($)³	1.16	(2.33)
1.    See Note 2 “Segment information”.
2.    See Note 7 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements”.
3.    See Note 3 “Earnings per share”.
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CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters			$ million	Half year
Q2 2021	Q1 2021	Q2 2020		2021	2020
3,559	5,784	(18,101)	Income/(loss) for the period	9,343	(18,124)
			Other comprehensive income/(loss) net of tax:
			Items that may be reclassified to income in later periods:
575	(852)	1,588	– Currency translation differences	(277)	(2,347)
(2)	(14)	43	– Debt instruments remeasurements	(16)	15
(84)	132	(137)	– Cash flow hedging gains/(losses)	48	(289)
(51)	171	(99)	– Net investment hedging gains/(losses)	120	(99)
(20)	(34)	55	– Deferred cost of hedging	(54)	156
(7)	(56)	30	– Share of other comprehensive income/(loss) of joint ventures and associates	(63)	(30)
410	(652)	1,481	Total	(242)	(2,593)
			Items that are not reclassified to income in later periods:
1,675	4,628	(4,924)	– Retirement benefits remeasurements	6,303	(3,167)
10	40	77	– Equity instruments remeasurements	50	(60)
(42)	(25)	19	– Share of other comprehensive income/(loss) of joint ventures and associates	(67)	67
1,643	4,643	(4,828)	Total	6,285	(3,160)
2,053	3,991	(3,347)	Other comprehensive income/(loss) for the period	6,044	(5,753)
5,612	9,775	(21,448)	Comprehensive income/(loss) for the period	15,386	(23,877)
145	121	43	Comprehensive income/(loss) attributable to non-controlling interest	266	(80)
5,467	9,653	(21,490)	Comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	15,121	(23,797)

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CONDENSED CONSOLIDATED BALANCE SHEET

$ million
	June 30, 2021	December 31, 2020
Assets
Non-current assets
Intangible assets	22,462	22,822
Property, plant and equipment	205,272	210,847
Joint ventures and associates	23,248	22,451
Investments in securities	3,554	3,222
Deferred tax	14,392	16,311
Retirement benefits¹	7,941	2,474
Trade and other receivables	7,798	7,641
Derivative financial instruments²	1,508	2,805
	286,175	288,573
Current assets
Inventories	25,097	19,457
Trade and other receivables	43,694	33,625
Derivative financial instruments²	8,787	5,783
Cash and cash equivalents	34,104	31,830
	111,682	90,695
Total assets	397,857	379,268
Liabilities
Non-current liabilities
Debt	87,034	91,115
Trade and other payables	2,885	2,304
Derivative financial instruments²	385	420
Deferred tax	11,717	10,463
Retirement benefits[1,3]	12,435	15,605
Decommissioning and other provisions	27,657	27,310
	142,112	147,217
Current liabilities
Debt	13,042	16,899
Trade and other payables³	54,948	44,572
Derivative financial instruments²	10,385	5,308
Income taxes payable³	2,837	3,111
Decommissioning and other provisions	3,290	3,624
	84,502	73,514
Total liabilities	226,614	220,731
Equity attributable to Royal Dutch Shell plc shareholders	167,999	155,310
Non-controlling interest	3,244	3,227
Total equity	171,243	158,537
Total liabilities and equity	397,857	379,268
1.    See Note 7 "Other notes to the unaudited Condensed Consolidated Interim Financial Statements".
2.    See Note 6 “Derivative financial instruments and debt excluding lease liabilities”.
3.    As from January 1, 2021 the 'Retirement benefits' liability has been classified under non-current liabilities (previously partly presented within current liabilities) and taxes payable not related to income tax are presented within 'Trade and other payables' (previously 'Taxes payable'). Prior period comparatives have been revised to conform with current year presentation. See Note 7.

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to Royal Dutch Shell plc shareholders
$ million	Share capital¹	Shares held in trust	Other reserves²	Retained earnings	Total	Non-controlling interest	Total equity
At January 1, 2021	651	(709)	12,752	142,616	155,310	3,227	158,537
Comprehensive income/(loss) for the period	—	—	6,033	9,087	15,121	266	15,386
Transfer from other comprehensive income	—	—	(15)	15	—	—	—
Dividends³	—	—	—	(2,620)	(2,620)	(265)	(2,886)
Share-based compensation	—	350	(219)	59	190	—	190
Other changes in non-controlling interest	—	—	—	(2)	(2)	16	15
At June 30, 2021	651	(358)	18,552	149,155	167,999	3,244	171,243
At January 1, 2020	657	(1,063)	14,451	172,431	186,476	3,987	190,463
Comprehensive income/(loss) for the period	—	—	(5,642)	(18,155)	(23,797)	(80)	(23,877)
Transfer from other comprehensive income	—	—	17	(17)	—	—	—
Dividends[3]	—	—	—	(4,718)	(4,718)	(178)	(4,896)
Repurchases of shares	(6)	—	6	(1,214)	(1,214)	—	(1,214)
Share-based compensation	—	539	(324)	(231)	(16)	—	(16)
Other changes in non-controlling interest	—	—	—	426	426	(440)	(14)
At June 30, 2020	651	(524)	8,508	148,521	157,156	3,289	160,445
1.    See Note 4 “Share capital”.
2.    See Note 5 “Other reserves”.
3.    The amount charged to retained earnings is based on prevailing exchange rates on payment date.

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CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters			$ million	Half year
Q2 2021	Q1 2021	Q2 2020		2021	2020
4,130	8,237	(23,907)	Income before taxation for the period	12,367	(23,284)
			Adjustment for:
797	757	889	– Interest expense (net)	1,554	1,786
8,223	5,896	28,089	– Depreciation, depletion and amortisation	14,119	35,182
108	136	518	– Exploration well write-offs	244	601
55	(2,073)	(128)	– Net (gains)/losses on sale and revaluation of non-current assets and businesses	(2,018)	(21)
(1,114)	(995)	161	– Share of (profit)/loss of joint ventures and associates	(2,108)	(693)
782	580	610	– Dividends received from joint ventures and associates	1,361	1,141
(2,495)	(3,426)	(3,713)	– (Increase)/decrease in inventories	(5,921)	5,881
(4,080)	(6,829)	3,959	– (Increase)/decrease in current receivables	(10,909)	10,273
5,016	5,865	(4,226)	– Increase/(decrease) in current payables	10,881	(12,655)
2,173	185	837	– Derivative financial instruments	2,358	665
47	109	293	– Retirement benefits	156	203
(124)	77	392	– Decommissioning and other provisions	(46)	290
561	583	(480)	– Other	1,145	98
(1,465)	(809)	(730)	Tax paid	(2,274)	(2,051)
12,617	8,294	2,563	Cash flow from operating activities	20,910	17,415
(4,232)	(3,885)	(3,436)	Capital expenditure	(8,117)	(7,699)
(115)	(69)	(161)	Investments in joint ventures and associates	(184)	(720)
(36)	(21)	(20)	Investments in equity securities	(57)	(167)
1,162	3,106	211	Proceeds from sale of property, plant and equipment and businesses	4,268	1,824
4	275	423	Proceeds from joint ventures and associates from sale, capital reduction and repayment of long-term loans²	279	970
108	31	62	Proceeds from sale of equity securities	139	135
110	98	118	Interest received	209	310
799	711	1,174	Other investing cash inflows	1,510	2,029
(746)	(837)	(691)	Other investing cash outflows	(1,583)	(1,719)
(2,946)	(590)	(2,320)	Cash flow from investing activities	(3,535)	(5,039)
(34)	113	90	Net increase/(decrease) in debt with maturity period within three months	79	412
			Other debt:
57	109	15,238	– New borrowings	166	16,241
(3,901)	(5,707)	(7,113)	– Repayments	(9,607)	(9,836)
(1,162)	(806)	(1,088)	Interest paid	(1,968)	(2,121)
(57)	(449)	324	Derivative financial instruments	(506)	243
—	15	(32)	Change in non-controlling interest	15	(40)
			Cash dividends paid to:
(1,310)	(1,292)	(1,397)	– Royal Dutch Shell plc shareholders¹	(2,602)	(4,880)
(140)	(125)	(68)	– Non-controlling interest	(265)	(178)
—	(216)	(216)	Repurchases of shares[3]	(216)	(1,702)
(2)	(63)	(18)	Shares held in trust: net sales/(purchases) and dividends received	(65)	(199)
(6,550)	(8,420)	5,721	Cash flow from financing activities	(14,970)	(2,060)
(2)	(128)	164	Effects of exchange rate changes on cash and cash equivalents	(130)	(431)
3,119	(844)	6,128	Increase/(decrease) in cash and cash equivalents	2,275	9,884
30,985	31,830	21,811	Cash and cash equivalents at beginning of period	31,830	18,055
34,104	30,985	27,939	Cash and cash equivalents at end of period	34,104	27,939
1. Cash dividends paid represents the payment of net dividends (after deduction of withholding taxes where applicable) and payment of withholding taxes on dividends paid in the previous quarter.
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2. As from 2021 renamed from 'Proceeds from sale of joint ventures and associates'.
3. The amount in Q1 2021 represents a payment of withholding taxes related to repurchases of shares in Q1 2020.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
1.    Basis of preparation
These unaudited Condensed Consolidated Interim Financial Statements ("Interim Statements") of Royal Dutch Shell plc (“the Company”) and its subsidiaries (collectively referred to as “Shell”) have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB") and as adopted by the UK. For periods beginning on or after January 1, 2021, Shell's (interim) financial statements are prepared in accordance with UK-adopted international accounting standards which were established as a result of the UK's exit from the European Union. As applied to Shell there are no material differences from International Financial Reporting Standards as issued by the IASB. Except for the application of UK-adopted international accounting standards these Interim Statements have been prepared on the basis of the same accounting principles as those used in the Annual Report and Accounts (pages 216 to 264) and Form 20-F (pages 164 to 211) for the year ended December 31, 2020 as filed with the Registrar of Companies for England and Wales and the US Securities and Exchange Commission, respectively, and should be read in conjunction with these filings.
The financial information presented in the unaudited Interim Statements does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006 (“the Act”). Statutory accounts for the year ended December 31, 2020 were published in Shell’s Annual Report and Accounts, a copy of which was delivered to the Registrar of Companies for England and Wales, and in Shell's Form 20-F. The auditor’s report on those accounts was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Act.
Going concern
These unaudited Interim Statements have been prepared on the going concern basis of accounting. In assessing the appropriateness of the going concern assumption over the period to December 31, 2022 (the "going concern period"), management have stress tested Shell’s most recent financial projections to incorporate a range of potential future outcomes by considering Shell’s principal risks, further potential downside pressures on commodity prices and cash preservation measures, including reduced future operating costs, capital expenditure, shareholder distributions and increased divestments. This assessment confirmed that Shell has adequate cash, other liquid resources and undrawn credit facilities to enable it to meet its obligations as they fall due in order to continue its operations during the going concern period. Therefore, the Directors consider it appropriate to continue to adopt the going concern basis of accounting in preparing these unaudited Interim Statements.
Key accounting considerations, significant judgements and estimates
Future commodity price assumptions and management's view on the future development of refining margins represent a significant estimate and both were subject to change in 2020, resulting in the recognition of impairments in 2020. These assumptions continue to apply for impairment testing purposes in the second quarter 2021.

2.    Segment information
Segment earnings are presented on a current cost of supplies basis (CCS earnings), which is the earnings measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance. On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts. Sales between segments are based on prices generally equivalent to commercially available prices.

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INFORMATION BY SEGMENT

Quarters			$ million	Half year
Q2 2021	Q1 2021	Q2 2020		2021	2020
			Third-party revenue
9,247	11,258	7,436	Integrated Gas	20,505	17,593
2,242	1,941	1,177	Upstream	4,183	3,521
44,570	38,382	21,596	Oil Products	82,952	65,893
4,444	4,070	2,283	Chemicals	8,514	5,504
12	14	12	Corporate	26	22
60,515	55,665	32,504	Total third-party revenue¹	116,181	92,533
			Inter-segment revenue
1,794	1,351	558	Integrated Gas	3,145	1,449
8,924	7,254	4,117	Upstream	16,178	10,592
3,017	2,457	1,082	Oil Products	5,473	2,933
1,633	1,187	475	Chemicals	2,820	1,350
—	—	—	Corporate	—	—
			CCS earnings
422	2,527	(7,959)	Integrated Gas	2,949	(6,147)
2,415	1,096	(6,721)	Upstream	3,511	(7,584)
33	650	(3,023)	Oil Products	682	(811)
462	689	164	Chemicals	1,152	311
(592)	(531)	(805)	Corporate	(1,124)	(1,258)
2,741	4,430	(18,343)	Total CCS earnings	7,171	(15,490)
1.    Includes revenue from sources other than from contracts with customers, which mainly comprises the impact of fair value accounting of commodity derivatives. Second quarter 2021 included losses of $340 million (Q1 2021: $1,211 million income; Q2 2020: $1,405 million income). This amount includes both the reversal of prior losses of $374 million (Q1 2021: $385 million losses; Q2 2020: $686 million gains) related to sales contracts and prior gains of $434 million (Q1 2021: $465 million gains; Q2 2020: $507 million losses) related to purchase contracts that were previously recognised and where physical settlement took place in the second quarter 2021.

RECONCILIATION OF INCOME FOR THE PERIOD TO CCS EARNINGS

Quarters			$ million	Half year
Q2 2021	Q1 2021	Q2 2020		2021	2020
3,428	5,660	(18,131)	Income/(loss) attributable to Royal Dutch Shell plc shareholders	9,087	(18,155)
131	124	30	Income/(loss) attributable to non-controlling interest	255	31
3,559	5,784	(18,101)	Income/(loss) for the period	9,343	(18,124)
			Current cost of supplies adjustment:
(994)	(1,631)	(432)	Purchases	(2,625)	3,342
208	353	98	Taxation	562	(819)
(33)	(76)	92	Share of profit/(loss) of joint ventures and associates	(108)	111
(818)	(1,354)	(242)	Current cost of supplies adjustment	(2,172)	2,634
			of which:
(793)	(1,314)	(246)	Attributable to Royal Dutch Shell plc shareholders	(2,108)	2,535
(25)	(39)	4	Attributable to non-controlling interest	(64)	100
2,741	4,430	(18,343)	CCS earnings	7,171	(15,490)
			of which:
2,634	4,345	(18,377)	CCS earnings attributable to Royal Dutch Shell plc shareholders	6,980	(15,620)
106	85	34	CCS earnings attributable to non-controlling interest	191	131

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3.    Earnings per share
EARNINGS PER SHARE

Quarters				Half year
Q2 2021	Q1 2021	Q2 2020		2021	2020
3,428	5,660	(18,131)	Income/(loss) attributable to Royal Dutch Shell plc shareholders ($ million)	9,087	(18,155)

			Weighted average number of shares used as the basis for determining:
7,790.1	7,782.1	7,789.8	Basic earnings per share (million)	7,786.1	7,804.8
7,835.9	7,832.3	7,789.8	Diluted earnings per share (million)	7,834.2	7,804.8
4.    Share capital
ISSUED AND FULLY PAID ORDINARY SHARES OF €0.07 EACH1

	Number of shares		Nominal value ($ million)
	A	B	A	B	Total
At January 1, 2021	4,101,239,499	3,706,183,836	345	306	651
At June 30, 2021	4,101,239,499	3,706,183,836	345	306	651
At January 1, 2020	4,151,787,517	3,729,407,107	349	308	657
Repurchases of shares	(50,548,018)	(23,223,271)	(4)	(2)	(6)
At June 30, 2020	4,101,239,499	3,706,183,836	345	306	651
1.    Share capital at June 30, 2021 also included 50,000 issued and fully paid sterling deferred shares of £1 each.
At Royal Dutch Shell plc’s Annual General Meeting on May 18, 2021, the Board was authorised to allot ordinary shares in Royal Dutch Shell plc, and to grant rights to subscribe for, or to convert, any security into ordinary shares in Royal Dutch Shell plc, up to an aggregate nominal amount of €182.1 million (representing 2,602 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 18, 2022, and the end of the Annual General Meeting to be held in 2022, unless previously renewed, revoked or varied by Royal Dutch Shell plc in a general meeting.
5.    Other reserves
OTHER RESERVES

$ million	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2021	37,298	154	129	906	(25,735)	12,752
Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	—	—	—	—	6,033	6,033
Transfer from other comprehensive income	—	—	—	—	(15)	(15)
Share-based compensation	—	—	—	(219)	—	(219)
At June 30, 2021	37,298	154	129	687	(19,717)	18,552
At January 1, 2020	37,298	154	123	1,049	(24,173)	14,451
Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	—	—	—	—	(5,642)	(5,642)
Transfer from other comprehensive income	—	—	—	—	17	17
Repurchases of shares	—	—	6	—	—	6
Share-based compensation	—	—	—	(324)	—	(324)
At June 30, 2020	37,298	154	129	725	(29,798)	8,508
The merger reserve and share premium reserve were established as a consequence of Royal Dutch Shell plc becoming the single parent company of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c., now The Shell
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Transport and Trading Company Limited, in 2005. The merger reserve increased in 2016 following the issuance of shares for the acquisition of BG Group plc. The capital redemption reserve was established in connection with repurchases of shares of Royal Dutch Shell plc. The share plan reserve is in respect of equity-settled share-based compensation plans.
6.    Derivative financial instruments and debt excluding lease liabilities
As disclosed in the Consolidated Financial Statements for the year ended December 31, 2020, presented in the Annual Report and Accounts and Form 20-F for that year, Shell is exposed to the risks of changes in fair value of its financial assets and liabilities. The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values at June 30, 2021, are consistent with those used in the year ended December 31, 2020, though the carrying amounts of derivative financial instruments measured using predominantly unobservable inputs have changed since that date.
The table below provides the comparison of the fair value with the carrying amount of debt excluding lease liabilities, disclosed in accordance with IFRS 7 Financial Instruments: Disclosures.
DEBT EXCLUDING LEASE LIABILITIES

$ million	June 30, 2021	December 31, 2020
Carrying amount	71,736	79,594
Fair value¹	78,216	88,294
1.    Mainly determined from the prices quoted for these securities.
7. Other notes to the unaudited Condensed Consolidated Interim Financial Statements

Consolidated Statement of Income

Interest and other income

Quarters			$ million	Half year
Q2 2021	Q1 2021	Q2 2020		2021	2020
134	2,455	148	Interest and other income	2,590	224
			of which:
95	134	158	Interest income	230	357
34	1	14	Dividend income (from investments in equity securities)	35	16
(55)	2,073	128	Net gains on sales and revaluation of non-current assets and businesses	2,018	21
4	85	(124)	Net foreign exchange (losses)/gains on financing activities	90	(206)
56	161	(27)	Other	217	36

Depreciation, depletion and amortisation

Quarters			$ million	Half year
Q2 2021	Q1 2021	Q2 2020		2021	2020
8,223	5,896	28,089	Depreciation, depletion and amortisation	14,119	35,182
Depreciation, depletion and amortisation in Q2 2021 includes $2,333 million pre-tax (Q1 2021:$84 million; Q2 2020:$21,780 million) of impairments mainly related to two refineries in the USA within Oil Products classified as held for sale ($1,207 million), one site in the USA within Chemicals classified as held for sale ($177 million) and an exploration and evaluation asset within Integrated Gas ($600 million).

Taxation charge/(credit)

Quarters			$ million	Half year
Q2 2021	Q1 2021	Q2 2020		2021	2020
571	2,453	(5,806)	Taxation charge/(credit)	3,024	(5,160)

The taxation charge for Q2 2021 includes a one-off release of a tax provision in Nigeria of $628 million.
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Condensed Consolidated Balance Sheet
Retirement benefits

$ million
	June 30, 2021	December 31, 2020
Non-current assets
Retirement benefits	7,941	2,474
Non-current liabilities
Retirement benefits¹	12,435	15,605
Deficit	4,494	13,131
1.As from January 1, 2021 the 'Retirement benefits' liability has been classified under non-current liabilities (previously partly presented within current liabilities). Prior period comparatives have been revised by $437 million to conform with current year presentation.

The decrease in the net retirement benefit liability is mainly driven by an increase of the market yield on high-quality corporate bonds in the USA, the UK and Eurozone and positive returns on plan assets, partly offset by an increase in expected inflation in the UK and Eurozone. Amounts recognised in the balance sheet in relation to defined benefit plans include both plan assets and obligations that are presented on a net basis on a plan-by-plan basis.

Income taxes payable

$ million
	June 30, 2021	December 31, 2020
Income taxes payable	2,837	3,111

As from January 1, 2021 taxes payable not related to income tax are presented within 'Trade and other payables' (previously within 'Taxes payable') and 'Taxes payable' has been renamed into 'Income taxes payable'. Prior period comparatives have been revised by $2,895 million to conform with current year presentation.

8. Climate case ruling

In May 2021 the District Court in The Hague delivered its ruling in the climate change case filed against Royal Dutch Shell plc (“Shell”) by Milieudefensie (Friends of the Earth Netherlands), other NGOs and a group of private individuals. The court ruled that Shell must reduce the CO2 emissions of Shell group operations and energy-carrying products sold by 45% (net) by the end of 2030 compared to its emissions in 2019. Shell will appeal this decision in the Dutch Court of Appeal, which may take between two and three years. This case does not have a financial impact on the unaudited Interim Statements.

ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES
A.Adjusted Earnings and Adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA)
The “Adjusted Earnings” measure aims to facilitate a comparative understanding of Shell’s financial performance from period to period by removing the effects of oil price changes on inventory carrying amounts and removing the effects of identified items. These items are in some cases driven by external factors and may, either individually or collectively, hinder the comparative understanding of Shell’s financial results from period to period. This measure excludes earnings attributable to non-controlling interest.
The “Adjusted EBITDA (FIFO basis)” and “Adjusted EBITDA (CCS basis)” measures are introduced with effect from January 1, 2021. Management uses both measures to evaluate Shell’s performance in the period and over time.
We define “Adjusted EBITDA (FIFO basis)” as “Income/(loss) attributable to Royal Dutch Shell plc shareholders” adjusted for identified items; tax charge/(credit); depreciation, amortisation and depletion; exploration well write-offs and net interest expense. We also use “Adjusted EBITDA” on a CCS basis as the current cost of supplies adjustment aims to remove the impact of price changes on our inventories in our Oil Products and Chemicals segments, therefore enabling comparisons over time.

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Quarters			$ million	Half year
Q2 2021	Q1 2021	Q2 2020		2021	2020
3,428	5,660	(18,131)	Income/(loss) attributable to Royal Dutch Shell plc shareholders	9,087	(18,155)
(793)	(1,314)	(246)	Add: Current cost of supplies adjustment attributable to Royal Dutch Shell plc shareholders (Note 2)	(2,108)	2,535
(2,899)	1,112	(19,015)	Less: Identified items attributable to Royal Dutch Shell plc shareholders	(1,788)	(19,118)
5,534	3,234	638	Adjusted Earnings	8,768	3,498
			Of which:
1,609	1,415	362	Integrated Gas	3,025	2,506
2,469	963	(1,512)	Upstream	3,432	(1,220)
1,299	877	2,411	Oil Products	2,176	3,774
112	(105)	1,500	Refining and Trading	7	1,658
1,187	982	911	Marketing	2,169	2,116
670	730	206	Chemicals	1,400	354
(399)	(666)	(796)	Corporate	(1,065)	(1,784)
115	85	34	Less: Non-controlling interest	199	131
1,178	1,550	114	Add: Taxation charge/(credit) excluding tax impact of identified items	2,728	1,447
5,890	5,812	6,308	Add: Depreciation, depletion and amortisation excluding impairments	11,702	12,652
108	136	518	Add: Exploration well write-offs	244	601
893	892	1,070	Add: Interest expense excluding identified items	1,784	2,188
95	134	158	Less: Interest income	230	357
13,507	11,490	8,491	Adjusted EBITDA (CCS basis)	24,997	20,031
			Of which:
3,364	3,206	2,767	Integrated Gas	6,571	6,650
6,714	5,387	1,674	Upstream	12,100	6,510
2,608	2,112	3,747	Oil Products	4,720	6,614
676	467	2,267	Refining and Trading	1,143	3,197
1,932	1,646	1,479	Marketing	3,577	3,417
1,036	1,041	507	Chemicals	2,077	973
(101)	(172)	(171)	Corporate	(273)	(587)
115	85	34	Less: Non-controlling interest	199	131
(793)	(1,314)	(246)	Less: Current cost of supplies adjustment attributable to Royal Dutch Shell plc shareholders (Note 2)	(2,108)	2,535
208	353	98	Add: Current cost of supplies adjustment to taxation charge/(credit) (Note 2)	562	(819)
14,508	13,157	8,835	Adjusted EBITDA (FIFO basis)	27,666	16,678
			Of which:
3,364	3,206	2,767	Integrated Gas	6,571	6,650
6,714	5,387	1,674	Upstream	12,100	6,510
3,553	3,586	4,217	Oil Products	7,139	3,615
1,370	1,715	2,889	Refining and Trading	3,085	439
2,182	1,872	1,328	Marketing	4,054	3,177
1,117	1,274	376	Chemicals	2,392	518
(101)	(172)	(171)	Corporate	(273)	(587)
139	124	30	Less: Non-controlling interest	264	31
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Identified items
Identified items comprise: divestment gains and losses, impairments, redundancy and restructuring, provisions for onerous contracts, fair value accounting of commodity derivatives and certain gas contracts and the impact of exchange rate movements on certain deferred tax balances, and other items.
IDENTIFIED ITEMS

Quarters			$ million	Half year
Q2 2021	Q1 2021	Q2 2020		2021	2020
			Identified items before tax
(55)	2,073	128	Divestment gains/(losses)	2,018	51
(2,333)	(84)	(22,332)	Impairments	(2,417)	(23,082)
68	(748)	(518)	Redundancy and restructuring	(679)	(536)
—	—	—	Provisions for onerous contracts	—	—
(1,373)	388	(1,884)	Fair value accounting of commodity derivatives and certain gas contracts	(985)	(916)
(29)	31	(427)	Other	2	(427)
(3,722)	1,661	(25,033)	Total identified items before tax	(2,062)	(24,908)
815	(549)	6,018	Total tax impact of identified items	265	5,790
			Identified items after tax
(83)	1,410	10	Divestment gains/(losses)	1,328	(22)
(1,787)	(94)	(16,842)	Impairments	(1,881)	(17,378)
45	(486)	(375)	Redundancy and restructuring	(441)	(382)
—	—	—	Provisions for onerous contracts	—	—
(1,181)	365	(1,540)	Fair value accounting of commodity derivatives and certain gas contracts	(816)	(702)
121	(110)	(44)	Impact of exchange rate movements on tax balances	11	(410)
(23)	25	(224)	Other	2	(224)
(2,908)	1,112	(19,015)	Impact on CCS earnings	(1,796)	(19,118)
			Of which:
(1,187)	1,112	(8,321)	Integrated Gas	(75)	(8,652)
(53)	133	(5,209)	Upstream	80	(6,364)
(1,267)	(227)	(5,433)	Oil Products	(1,494)	(4,585)
(208)	(41)	(41)	Chemicals	(248)	(43)
(193)	134	(9)	Corporate	(59)	526
(2,899)	1,112	(19,015)	Impact on CCS earnings attributable to shareholders	(1,788)	(19,118)
(8)	—	—	Impact on CCS earnings attributable to non-controlling interest	(8)	—
The identified items categories above may include after-tax impacts of identified items of joint ventures and associates which are fully reported within "Share of profit of joint ventures and associates" in the Consolidated Statement of Income, and fully reported as identified items before tax in the table above. Identified items related to subsidiaries are consolidated and reported across appropriate lines of the Consolidated Statement of Income. Only pre-tax identified items reported by subsidiaries are taken into account in the calculation of underlying operating expenses (Reference F).
Provisions for onerous contracts: Provisions for onerous contracts that relate to businesses that Shell has exited or to redundant assets or assets that cannot be used.
Fair value accounting of commodity derivatives and certain gas contracts: In the ordinary course of business, Shell enters into contracts to supply or purchase oil and gas products, as well as power and environmental products. Shell also enters into contracts for tolling, pipeline and storage capacity. Derivative contracts are entered into for mitigation of resulting economic exposures (generally price exposure) and these derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes, as well as contracts for tolling, pipeline and storage capacity, are, by contrast, recognised when the transaction occurs; furthermore, inventory is carried at historical cost or net realisable value, whichever is lower. As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period, or (b) the inventory is measured on a different basis. In addition, certain contracts are, due to pricing or delivery conditions, deemed to contain
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embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes. The accounting impacts are reported as identified items.
Impacts of exchange rate movements on tax balances represent the impact on tax balances of exchange rate movements arising on (a) the conversion to dollars of the local currency tax base of non-monetary assets and liabilities, as well as losses (this primarily impacts the Upstream and Integrated Gas segments) and (b) the conversion of dollar-denominated inter-segment loans to local currency, leading to taxable exchange rate gains or losses (this primarily impacts the Corporate segment).
Other identified items represent other credits or charges that based on Shell management's assessment hinder the comparative understanding of Shell's financial results from period to period.
B.    Adjusted Earnings per share
Adjusted Earnings per share is calculated as Adjusted Earnings (see Reference A), divided by the weighted average number of shares used as the basis for basic earnings per share (see Note 3).
C.    Cash capital expenditure
Cash capital expenditure represents cash spent on maintaining and developing assets as well as on investments in the period. Management regularly monitors this measure as a key lever to delivering sustainable cash flows. Cash capital expenditure is the sum of the following lines from the Consolidated Statement of Cash flows: Capital expenditure, Investments in joint ventures and associates and Investments in equity securities.

Quarters			$ million	Half year
Q2 2021	Q1 2021	Q2 2020		2021	2020
4,232	3,885	3,436	Capital expenditure	8,117	7,699
115	69	161	Investments in joint ventures and associates	184	720
36	21	20	Investments in equity securities	57	167
4,383	3,974	3,617	Cash capital expenditure	8,357	8,587
			Of which:
880	1,015	736	Integrated Gas	1,895	1,618
1,696	1,534	1,876	Upstream	3,229	4,397
882	668	606	Oil Products	1,550	1,186
895	730	369	Chemicals	1,625	1,215
30	28	30	Corporate	58	171
D.    Return on average capital employed
Return on average capital employed ("ROACE") measures the efficiency of Shell’s utilisation of the capital that it employs. Shell uses two ROACE measures: ROACE on a Net income basis and ROACE on an Adjusted Earnings plus Non-controlling interest (NCI) basis, both adjusted for after-tax interest expense.
Both measures refer to Capital employed which consists of total equity, current debt and non-current debt.

ROACE on a Net income basis
In this calculation, the sum of income for the current and previous three quarters, adjusted for after-tax interest expense, is expressed as a percentage of the average capital employed for the same period.

$ million	Quarters
	Q2 2021	Q1 2021	Q2 2020
Income - current and previous three quarters	5,933	(15,727)	(11,011)
Interest expense after tax - current and previous three quarters	2,668	2,728	3,014
Income before interest expense - current and previous three quarters	8,601	(12,999)	(7,997)
Capital employed – opening	265,435	278,444	288,900
Capital employed – closing	271,319	269,323	265,435
Capital employed – average	268,377	273,883	277,168
ROACE on a Net income basis	3.2%	(4.7)%	(2.9)%
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ROACE on an Adjusted Earnings plus Non-controlling interest (NCI) basis
In this calculation, the sum of Adjusted Earnings (see Reference A) plus non-controlling interest (NCI) excluding identified items for the current and previous three quarters, adjusted for after-tax interest expense, is expressed as a percentage of the average capital employed for the same period. This measure was previously referred to as “ROACE on a CCS basis excluding identified items” and was renamed to improve clarity with effect from the second quarter 2021. There is no change to the calculation outcome as result of this nomenclature update.

$ million	Quarters
	Q2 2021	Q1 2021	Q2 2020
Adjusted Earnings - current and previous three quarters (Reference A)	10,115	5,220	11,196
Add: Income/(loss) attributable to NCI - current and previous three quarters	371	269	300
Add: Current cost of supplies adjustment attributable to NCI - current and previous three quarters	(90)	(62)	105
Less: Identified items attributable to NCI (Reference A) - current and previous three quarters	(18)	(10)	—
Adjusted Earnings plus NCI excluding identified items - current and previous three quarters	10,414	5,437	11,602
Add: Interest expense after tax - current and previous three quarters	2,668	2,728	3,014
Adjusted Earnings plus NCI excluding identified items before interest expense - current and previous three quarters	13,081	8,165	14,616
Capital employed - average	268,377	273,883	277,168
ROACE on an Adjusted Earnings plus NCI basis	4.9%	3.0%	5.3%
E.    Gearing
Gearing is a measure of Shell’s capital structure and is defined as net debt as a percentage of total capital. Net debt is defined as the sum of current and non-current debt, less cash and cash equivalents, adjusted for the fair value of derivative financial instruments used to hedge foreign exchange and interest rate risks relating to debt, and associated collateral balances. Management considers this adjustment useful because it reduces the volatility of net debt caused by fluctuations in foreign exchange and interest rates, and eliminates the potential impact of related collateral payments or receipts. Debt-related derivative financial instruments are a subset of the derivative financial instrument assets and liabilities presented on the balance sheet. Collateral balances are reported under “Trade and other receivables” or “Trade and other payables” as appropriate.

$ million	Quarters
	June 30, 2021	March 31, 2021	June 30, 2020
Current debt	13,042	14,541	17,530
Non-current debt	87,034	87,828	87,460
Total debt	100,076	102,369	104,990
Of which lease liabilities	28,340	28,177	29,073
Add: Debt-related derivative financial instruments: net liability/(asset)	(912)	(864)	525
Add: Collateral on debt-related derivatives: net liability/(asset)	675	732	266
Less: Cash and cash equivalents	(34,104)	(30,985)	(27,939)
Net debt	65,735	71,252	77,843
Add: Total equity	171,243	166,953	160,445
Total capital	236,978	238,205	238,288
Gearing	27.7%	29.9%	32.7%

F.    Operating expenses
Operating expenses is a measure of Shell’s cost management performance, comprising the following items from the Consolidated Statement of Income: production and manufacturing expenses; selling, distribution and administrative expenses; and research and development expenses.
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Underlying operating expenses is a measure aimed at facilitating a comparative understanding of performance from period to period by removing the effects of identified items, which, either individually or collectively, can cause volatility, in some cases driven by external factors.

Quarters			$ million	Half year
Q2 2021	Q1 2021	Q2 2020		2021	2020
5,162	6,808	5,822	Production and manufacturing expenses	11,970	11,803
3,107	2,462	2,370	Selling, distribution and administrative expenses	5,569	4,763
201	166	232	Research and development	366	475
8,470	9,436	8,423	Operating expenses	17,905	17,042
			Of which identified items:
68	(747)	(508)	Redundancy and restructuring (charges)/reversal	(679)	(526)
(31)	—	(411)	(Provisions)/reversal	(31)	(411)
(2)	35	—	Other	33	—
35	(712)	(919)		(677)	(937)
8,505	8,724	7,504	Underlying operating expenses	17,228	16,105
G.    Free cash flow
Free cash flow is used to evaluate cash available for financing activities, including dividend payments and debt servicing, after investment in maintaining and growing the business. It is defined as the sum of “Cash flow from operating activities” and “Cash flow from investing activities”.
Cash flows from acquisition and divestment activities are removed from Free cash flow to arrive at the Organic free cash flow, a measure used by management to evaluate the generation of free cash flow without these activities.

Quarters			$ million	Half year
Q2 2021	Q1 2021	Q2 2020		2021	2020
12,617	8,294	2,563	Cash flow from operating activities	20,910	17,415
(2,946)	(590)	(2,320)	Cash flow from investing activities	(3,535)	(5,039)
9,671	7,704	243	Free cash flow	17,375	12,376
1,274	3,412	696	Less: Divestment proceeds (Reference I)	4,686	2,929
24	—	—	Add: Tax paid on divestments (reported under "Other investing cash outflows")	24	—
2	89	199	Add: Cash outflows related to inorganic capital expenditure[1]	92	602
8,424	4,381	(254)	Organic free cash flow[2]	12,805	10,050
1.Cash outflows related to inorganic capital expenditure includes portfolio actions which expand Shell's activities through acquisitions and restructuring activities as reported in capital expenditure lines in the Consolidated Statement of Cash Flows.
2.Free cash flow less divestment proceeds, adding back outflows related to inorganic expenditure.
H.    Cash flow from operating activities excluding working capital movements
Working capital movements are defined as the sum of the following items in the Consolidated Statement of Cash Flows:    (i) (increase)/decrease in inventories, (ii) (increase)/decrease in current receivables, and (iii) increase/(decrease) in current payables.
Cash flow from operating activities excluding working capital movements is a measure used by Shell to analyse its operating cash generation over time excluding the timing effects of changes in inventories and operating receivables and payables from period to period.
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Quarters			$ million	Half year
Q2 2021	Q1 2021	Q2 2020		2021	2020
12,617	8,294	2,563	Cash flow from operating activities	20,910	17,415
(2,495)	(3,426)	(3,713)	(Increase)/decrease in inventories	(5,921)	5,881
(4,080)	(6,829)	3,959	(Increase)/decrease in current receivables	(10,909)	10,273
5,016	5,865	(4,226)	Increase/(decrease) in current payables	10,881	(12,655)
(1,559)	(4,390)	(3,980)	(Increase)/decrease in working capital	(5,949)	3,499
14,176	12,683	6,543	Cash flow from operating activities excluding working capital movements	26,859	13,916
			Of which:
4,350	3,653	2,871	Integrated Gas	8,003	6,224
5,444	4,702	548	Upstream	10,146	4,265
3,365	3,313	2,430	Oil Products	6,678	2,783
1,225	1,045	304	Chemicals	2,270	492
(208)	(30)	390	Corporate	(238)	151
I.    Divestment proceeds
Divestment proceeds represent cash received from divestment activities in the period. Management regularly monitors this measure as a key lever to deliver sustainable cash flow.

Quarters			$ million	Half year
Q2 2021	Q1 2021	Q2 2020		2021	2020
1,162	3,106	211	Proceeds from sale of property, plant and equipment and businesses	4,268	1,824
4	275	423	Proceeds from joint ventures and associates from sale, capital reduction and repayment of long-term loans¹	279	970
108	31	62	Proceeds from sale of equity securities	139	135
1,274	3,412	696	Divestment proceeds	4,686	2,929
1.As from 2021 renamed from 'Proceeds from sale of joint ventures and associates'.

PRINCIPAL RISKS AND UNCERTAINTIES
The principal risks and uncertainties affecting Shell are described in the Risk Factors section of the Annual Report and Accounts (pages 28 to 37) and Form 20-F (pages 18 to 22) for the year ended December 31, 2020 and are summarised below. There are no material changes in those Risk Factors for the remaining 6 months of the financial year.
STRATEGIC RISKS
•We are exposed to macroeconomic risks including fluctuating prices of crude oil, natural gas, oil products and chemicals.
•Our ability to deliver competitive returns and pursue commercial opportunities depends in part on the accuracy of our price assumptions.
•Our ability to achieve our strategic objectives depends on how we react to competitive forces.
•If we fail to stay in step with the pace and extent of society’s demands with regard to the energy transition to a low-carbon future, we could fail in sustaining and growing our business.
•Rising climate change concerns and the effects of the energy transition have led and could lead to a decrease in demand and potentially affect prices for fossil fuels. This may also lead to additional legal and/or regulatory measures which could result in project delays or cancellations, potential litigation, operational restrictions and additional compliance obligations.
•We seek to execute divestments in pursuing our strategy. We may be unable to divest these assets successfully in line with our strategy.
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•We operate in more than 70 countries that have differing degrees of political, legal and fiscal stability. This exposes us to a wide range of political developments that could result in changes to contractual terms, laws and regulations. We and our joint arrangements and associates also face the risk of litigation and disputes worldwide.
OPERATIONAL RISKS
•Our future hydrocarbon production depends on the delivery of large and integrated projects, and our ability to replace proved oil and gas reserves.
•The estimation of proved oil and gas reserves involves subjective judgements based on available information and the application of complex rules. This means subsequent downward adjustments are possible.
•The nature of our operations exposes us, and the communities in which we work, to a wide range of health, safety, security and environment risks.
•A further erosion of the business and operating environment in Nigeria could have a material adverse effect on us.
•An erosion of our business reputation could have a material adverse effect on our brand, our ability to secure new resources or access capital markets, and on our licence to operate.
•We rely heavily on Operational Technology (OT) and Information Technology (IT) systems in our operations. This exposes OT and IT infrastructure to both internal and external cybersecurity risks, cyber-disruptions and legal and regulatory measures.
•Our business exposes us to risks of social instability, criminality, civil unrest, terrorism, piracy, cyber-disruption and acts of war that could have a material adverse effect on our operations.
•Production from the Groningen field in the Netherlands causes earthquakes that affect local communities.
•We are exposed to treasury and trading risks, including liquidity risk, interest rate risk, foreign exchange risk and credit risk. We are affected by the global macroeconomic environment and the conditions of financial and commodity markets.
•Our future performance depends on the successful development and deployment of new technologies and new products.
•We have substantial pension commitments, the funding of which is subject to capital market risks and other factors.
•We mainly self-insure our risk exposure. We could incur significant losses from different types of risks that are not covered by insurance from third-party insurers.
•Many of our major projects and operations are conducted in joint arrangements or with associates. This could reduce our degree of control and our ability to identify and manage risks.
CONDUCT RISKS
•We are exposed to commodity trading risks, including market and operational risks.
•Violations of antitrust and competition laws carry fines and expose us and/or our employees to criminal sanctions and civil suits.
•Violations of anti-bribery, tax-evasion and anti-money laundering laws carry fines and expose us and/or our employees to criminal sanctions, civil suits and ancillary consequences (such as debarment and the revocation of licences).
•Violations of data protection laws carry fines and expose us and/or our employees to criminal sanctions and civil suits.
•Violations of trade compliance laws and regulations, including sanctions, carry fines and expose us and our employees to criminal sanctions and civil suits.
OTHER (generally applicable to an investment in securities)
•The Company’s Articles of Association determine the jurisdiction for shareholder disputes. This could limit shareholder remedies.
FIRST QUARTER 2021 PORTFOLIO DEVELOPMENTS
Integrated Gas
In March 2021, QGC Common Facilities Company Pty Ltd, a wholly-owned subsidiary of Shell, completed the sale of a 26.25% interest in the Queensland Curtis LNG (QCLNG) Common Facilities to Global Infrastructure Partners Australia for $2.5 billion, following the receipt of regulatory approval.
Upstream
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In January 2021, Shell completed the sale of its 30% interest in Oil Mining Lease 17 in the Eastern Niger Delta, and associated infrastructure, to TNOG Oil and Gas Limited, a related company of Heirs Holdings Limited and Transnational Corporation of Nigeria Plc, for a consideration of $533 million. A total of $453 million was paid by completion with the balance to be paid over an agreed period.

In February 2021, an agreement was reached with publicly listed Canadian energy company Crescent Point Energy Corp. to sell the Duvernay shale light oil position in Alberta, Canada. The transaction completed on April 1, 2021. The consideration received consisted of $533 million in cash and 50 million shares in Crescent Point Energy common stock (TSX: CPG) valued at $208 million based on the closing price on March 31, 2021.

In March 2021, Shell Egypt and one of its affiliates signed an agreement with a consortium made up of subsidiaries of Cheiron Petroleum Corporation and Cairn Energy plc to acquire Shell’s upstream assets in Egypt’s Western Desert for a base consideration of $646 million and additional payments of up to $280 million between 2021 and 2024, contingent on the oil price and the results of further exploration. The transaction is subject to government and regulatory approvals and is expected to complete in the second half of 2021.

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CAUTIONARY STATEMENT
All amounts shown throughout this announcement are unaudited. All peak production figures in Portfolio Developments are quoted at 100% expected production. The numbers presented throughout this announcement may not sum precisely to the totals provided and percentages may not precisely reflect the absolute figures, due to rounding.
The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell Group” and “Group” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Royal Dutch Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. “Subsidiaries”, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to entities over which Royal Dutch Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.
This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “milestones”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “schedule”, “seek”, “should”, “target”, “will” and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak; and (n) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell plc's Form 20-F for the year ended December 31, 2020 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, July 29, 2021. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.
The content of websites referred to in this announcement does not form part of this announcement.
We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.
This announcement contains inside information.
July 29, 2021
The information in this announcement reflects the unaudited consolidated financial position and results of Royal Dutch Shell plc. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK.
Contacts:
- Linda M. Coulter, Company Secretary
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- Media: International +44 (0) 207 934 5550; USA +1 832 337 4355
LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Inside Information

APPENDIX
LIQUIDITY AND CAPITAL RESOURCES FOR THE THREE MONTHS ENDED JUNE 30, 2021
▪Cash and cash equivalents increased to $34.1 billion at June 30, 2021, from $31.0 billion at March 31, 2021.
▪Cash flow from operating activities was an inflow of $12.6 billion for the second quarter 2021, which included a negative working capital movement of $1.6 billion.
▪Cash flow from investing activities was an outflow of $2.9 billion for the second quarter 2021, mainly driven by capital expenditure of $4.2 billion partly offset by proceeds from sale of property, plant and equipment and businesses of $1.2 billion.
▪Cash flow from financing activities was an outflow of $6.5 billion for the second quarter 2021, mainly driven by net debt repayments of $3.9 billion, dividend payments to Royal Dutch Shell plc shareholders of $1.3 billion, and interest paid of $1.2 billion.
▪Total current and non-current debt decreased to $100.1 billion at June 30, 2021, compared with $102.4 billion at March 31, 2021. Total debt excluding leases decreased by $2.5 billion and the carrying amount of leases increased by $0.2 billion. In the second quarter 2021, Shell issued no debt under the US shelf registration or under the Euro medium-term note programmes.
▪Cash dividends paid to Royal Dutch Shell plc shareholders were $1.3 billion in the second quarter 2021 compared with $1.4 billion in the second quarter 2020.
▪Dividends of $0.24 per share are announced on July 29, 2021, in respect of the second quarter 2021. These dividends are payable on September 20, 2021. In the case of B shares, the dividends will be payable through the dividend access mechanism and are expected to be treated as UK-source rather than Dutch-source. See the Annual Report and Accounts and Form 20-F for the year ended December 31, 2020 for additional information on the dividend access mechanism.

LIQUIDITY AND CAPITAL RESOURCES FOR THE SIX MONTHS ENDED JUNE 30, 2021

▪Cash and cash equivalents increased to $34.1 billion at June 30, 2021, from $27.9 billion at June 30, 2020.
▪Cash flow from operating activities was an inflow of $20.9 billion for the first half 2021, which included a negative working capital movement of $5.9 billion.
▪Cash flow from investing activities was an outflow of $3.5 billion for the first half 2021, mainly driven by capital expenditure of $8.1 billion partly offset by proceeds from sale of property, plant and equipment and businesses of $4.3 billion.
▪Cash flow from financing activities was an outflow of $15.0 billion for the first half 2021, mainly driven by net debt repayments of $9.4 billion, dividend payments to Royal Dutch Shell plc shareholders of $2.6 billion, and interest paid of $2.0 billion.
▪Total current and non-current debt decreased to $100.1 billion at June 30, 2021, compared with $105.0 billion at June 30, 2020. Total debt excluding leases decreased by $4.2 billion and the carrying amount of leases decreased by $0.7 billion. In the first half 2021, Shell issued no debt under the US shelf registration or under the Euro medium-term note programmes.
▪Cash dividends paid to Royal Dutch Shell plc shareholders were $2.6 billion in the first half 2021, compared with $4.9 billion in the first half 2020.
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CAPITALISATION AND INDEBTEDNESS
The following table sets out the unaudited consolidated combined capitalisation and indebtedness of Shell at June 30, 2021. This information is derived from the Unaudited Condensed Consolidated Interim Financial Statements.

CAPITALISATION AND INDEBTEDNESS	$ million
June 30, 2021
Equity attributable to Royal Dutch Shell plc shareholders	167,999

Current debt	13,042
Non-current debt	87,034
Total debt[A]	100,076
Total capitalisation	268,074
[A] Of the total carrying amount of debt at June 30, 2021, $71.6 billion was unsecured, $28.4 billion was secured and $62.4 billion was issued by Shell International Finance B.V., a 100%-owned subsidiary of Royal Dutch Shell plc with its debt guaranteed by Royal Dutch Shell plc (December 31, 2020: $69.9 billion).
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